File No. 70-10158

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________

FORM U-1

______________________________________

POST-EFFECTIVE AMENDMENT NO. 3

to

APPLICATION-DECLARATION
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
______________________________________

Entergy Gulf States, Inc.
350 Pine Street
Beaumont, Texas 77701

(Name of company filing this statement and address
of principal executive offices)

___________________________________

Joseph F. Domino President and Chief Entergy Gulf States, Inc. 350 Pine Street Beaumont, Texas 77701	Steven C. McNeal 20 Greenway Plaza Houston, Texas 77046-2011

(Names and address of agents for service)

______________________________________

The Commission is also requested to send copies of any
communications in connection with this matter to:

Mark W. Hoffman, Esq. Entergy Services, Inc. 1000 Roma Avenue Hammond, LA 70403 (985) 902-2510 (985) 902-2605 (fax)	William T. Baker, Jr., Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022 (212) 603-2106 (212) 603-2001 (fax)

Item 1. DESCRIPTION OF PROPOSED TRANSACTIONS.

Item 1 is hereby amended and restated in its entirety as follows:

1.1 Description of Entergy Gulf States, Inc.'s Current Financing Authority.

By order dated December 29, 2003 (HCAR No. 27786) (the "Current Order"), Entergy Gulf States, Inc., a Texas corporation, and a wholly-owned public utility subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") ("EGSI") is authorized to engage in a program of external financing and related transactions through March 31, 2007 (the "Current Order"). Specifically, the Commission authorized EGSI to issue and sell, or arrange for the issuance and sale of, securities of the types set forth below having an aggregate value (calculated by principal amount in the case of debt and par value or initial offering price in the case of securities other than debt) (A) not to exceed $2 billion ($1.41 billion of which has been issued): (i) first mortgage bonds, including first mortgage bonds of the medium term note series, (ii) unsecured long-term debt, and/or (iii) preferred stock, preference stock and/or, directly or indirectly through one or more special purpose subsidiaries, other forms of preferred or equity-linked securities, and/or (B) not to exceed $500 million (all of which remains unissued) tax-exempt bonds, including the possible issuance and pledge of up to $560 million (all of which remains unissued) first mortgage bonds, including first mortgage bonds of the medium term note series, as collateral security for such tax exempt bonds (the aggregate principal amount of which collateral securities was not included in the $2 billion referenced above).

1.2 Need for Additional Authorization.

The recent hurricanes, Hurricane Katrina and Hurricane Rita, caused extensive damage in EGSI's service territory; most significantly, Hurricane Rita's impact on EGSI's transmission and distribution systems and power plants. At its peak, Hurricane Rita took out of service 82 percent of EGSI's Texas transmission lines and 38 percent of the transmission lines in southwest Louisiana, including all of its lines west of Lafayette, Louisiana and east of Conroe, Texas. At that time, assessment of EGSI's distribution system showed many thousands of utility poles, plus wire spans and transformers, damaged by Hurricane Rita. In addition, at its peak, Hurricane Rita took out of service 54 percent of EGSI's Texas substations and 39 percent of EGSI's Louisiana substations. Furthermore, of the 14 fossil units EGSI owns and/or operates in the area affected by Hurricane Rita, 12 units were out of service at Hurricane Rita's peak. At Hurricane Rita's peak, 66 percent of EGSI's customers did not have service.

The economic impact of these hurricanes on EGSI has been two-fold. EGSI has incurred significant cost of repairs to its transmission and distribution systems, as well as its generation facilities. EGSI also expects that the temporary power outages associated with Hurricane Rita will cause revenues to be lower in the affected service territories. However, unlike with Hurricane Katrina, there will not be an extended restoration period for a significant portion of EGSI's customer base. In fact, as mid-October, EGSI was able to restore power to all customers who were then able to accept service, allowing it to operate its business and receive the resulting revenue streams in support of its normal operations while continuing to make necessary repairs.

Despite the considerable progress that has been made in restoring its utility system, EGSI has experienced and is still experiencing a shortfall in its cash receipts compared to normal levels. At the same time, EGSI continues to have significant cash requirements, primarily due to payment obligations under fuel and power purchase contracts and storm restoration costs as it endeavors to restore service throughout its territory and to maintain the safety and security of its operations. Although restoration estimates are subject to change as more information becomes available, as of December 7, 2005, EGSI estimates that total restoration costs for the repair or replacement of its electric facilities damaged by Hurricane Rita are in the range of $365 million to $500 million. With respect to Hurricane Katrina, as of December 7, 2005, EGSI estimates the total of such restoration costs to be in the range of $29 million to $42 million. EGSI needs interim financing to cover financial requirements resulting from the damage caused by these two hurricanes, particularly by Hurricane Rita. EGSI has significant financing capacity available under the Current Order ($590 million, exclusive of its authorization with respect to the issuance of tax-exempt bonds and related collateral securities). However, while EGSI's recent discussions with banks have indicated that a cost-efficient and flexible financing option otherwise available to EGSI in these circumstances is a secured bank credit facility pursuant to which EGSI could incur borrowings with maturities of between one and five years, as indicated above, the Current Order does not authorize EGSI to make secured bank borrowings.

1.3 Summary of Requested Approvals.

In addition to the current authorization, EGSI requests approval during the period through February 8, 2006 ("Authorization Period") to enter into arrangements for, and make borrowings with maturities between one year and five years under, secured credit facilities from one or more banks ("Secured Bank Debt").

1.4 Description of Proposed Financing Program.

The proposed Secured Bank Debt (when combined with the currently authorized first mortgage bonds, including first mortgage bonds of the medium term note series, unsecured long-term debt, and preferred stock, preference stock and/or equity interests) will not exceed the $590 million that remains authorized but unissued under the Current Order's original authorization of $2 billion (in each case, exclusive of authorization with respect to the issuance of tax-exempt bonds and related collateral securities). EGSI proposes to establish bank lines, as necessary, providing for the issuance of such Secured Bank Debt. In connection with the incurrence of Secured Bank Debt, EGSI requests authority to issue and pledge up to an aggregate principal amount of $604.75 million of first mortgage bonds as collateral securities ("Bank Collateral Securities")1, which $604.75 million is not included in the $590 million referenced above or in the Current Order's authorized amount of $560 million of collateral securities related to tax-exempt bonds. Loans under these lines (which terminate no later than five years from the establishment of the facility) will have maturities of at least one year from the date of each borrowing. The effective cost of capital on Secured Bank Debt authorized in this proceeding will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital at the time of issuance exceed 500 basis points over the London Interbank Offered Rate ("LIBOR") for the relevant interest rate period.

EGSI proposes to issue Bank Collateral Securities pursuant to its Indenture of Mortgage, dated as of September 1, 1926 (the "Indenture"), to Chase National Bank of the City of New York, as Trustee, to which JPMorgan Chase Bank, N.A. is successor Trustee (the "Trustee"), as heretofore amended and supplemented by seventy-two supplemental indentures (each, a "Supplemental Indenture") and as may be supplemented by additional Supplemental Indentures (the Indenture as so amended and supplemented and as to be so amended and supplemented being hereinafter referred to as the "Mortgage"), each relating to one or more new series of Bank Collateral Securities. The Bank Collateral Securities would be issued on the basis of unfunded net property additions and/or previously retired bonds, as permitted and authorized by the Mortgage.

Item 3. Applicable Statutory Provisions.

Item 3.2 is hereby amended and restated in its entirety as follows:

3.2 Compliance with Rules 53 and 54.

The proposed transactions are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

Entergy hereby represents that, pursuant to Rule 54 under the Act, (i) for the reasons discussed below, the condition set forth in Rule 53(a)(1), that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings," is not currently satisfied, (ii) for the reasons discussed below, the condition set forth in Rule 53(b)(1) is not currently satisfied, and (iii) all of the other criteria of Rule 53(a) and (b) are currently satisfied.

With respect to the condition set forth in Rule 53(a)(1), Entergy's "aggregate investment" in Exempt Projects (approximately $3.6 billion) is equal to approximately 70% of Entergy's "consolidated retained earnings" as of September 30, 2005 (approximately $5.4 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act). Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order.

On September 23, 2005, Entergy New Orleans, Inc. ("ENOI"), an associate company of EGSI and a public-utility subsidiary of Entergy, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Louisiana. The book value of ENOI's assets exceeded 10% of Entergy's "consolidated retained earnings" as of June 30, 2005. Consequently, the circumstances described in Rule 53(b)(1) have occurred.

As a result of the circumstances set forth in Rule 53(b)(1) having arisen with respect to ENOI, Entergy is no longer in compliance with the safe harbor provisions of Rule 53 (as modified by the June 2000 Order). However, in accordance with the requirements of Rule 53(c), Entergy believes that the transactions proposed in this Application-Declaration (i) will not have a material adverse effect on the financial integrity of the Entergy System, and (ii) will not have an adverse impact on Entergy's public-utility subsidiaries, their customers or on the ability of Entergy's state and local regulators to protect such subsidiaries or customers.2 In support of this position, EGSI provides the following information:

  As of September 30, 2005, Entergy's aggregate investment in Exempt Projects was equal to 21% of Entergy's total consolidated capitalization, 19% of consolidated net utility plant and 23% of the market value of Entergy's common stock. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

  Entergy's consolidated retained earnings have grown by an average of 12% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through September 30, 2005).

  Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order through September 30, 2005.

  As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of September 30, 2005, Entergy's consolidated capitalization ratio was approximately 52% debt and approximately 48% equity, consisting of approximately 2.0% preferred stock and approximately 46.0% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

  Except as referred to in, and as of the date of this Post-Effective Amendment No. 3, each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any public-utility subsidiary in the Entergy System or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply.

  Entergy's commitment of capital to the Exempt Projects will not harm Entergy's public-utility subsidiaries because, other than the DIP Financing, and the increased common equity investment in EGSI, to maintain common equity at an acceptable level of total capitalization, Entergy's public-utility subsidiaries expect to fund their operations primarily from internal sources of cash and from sales of securities to third parties over the period November 1, 2005 through the end of January, 2006. After the debt and equity infusions in ENOI and EGSI, Entergy will have significant financing capacity available under the Commission authorization in File No. 70-10202 (see HCAR No. 27864 (June 30, 2004)) for additional investments in its public-utility subsidiaries.

Therefore, notwithstanding that the condition set forth in Rule 53(b)(1) has arisen as a result of the bankruptcy of ENOI, Entergy has affirmatively demonstrated that, it satisfies the standards in Rule 53(c) for authorization of the transactions proposed in this Application-Declaration, as amended.

Furthermore, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public-utility subsidiaries' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, other than Rule 53(b)(1), none of the conditions set forth in Rule 53(b) (under which the safe harbor provisions of Rule 53 would not be available) currently exists. Specifically, (i) Entergy's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the previous four quarterly periods, and (ii) Entergy did not report operating losses in its previous fiscal year attributable to its investments in Exempt Projects in excess of 5% of Entergy's consolidated retained earnings.

Except to the extent otherwise authorized in the June 2000 Order, in any supplemental order issued in this proceeding or any other subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Entergy Gulf States, Inc.

By: /s/ Steven C. McNeal_________
Name: Steven C. McNeal
Title: Vice President and Treasurer

Date: December 8, 2005

_______________________

  This amount of first mortgage bonds is calculated to reflect the maximum aggregate principal amount of Secured Bank Debt issuable of $590 million, plus 3 months interest at an assumed rate of 10% on such maximum amount.

  On September 26, 2005, the Commission issued an emergency order granting authority for Entergy to loan ENOI up to $150 million. See HCAR No. 28036. In approving the emergency funding request, the Commission considered (in light of the condition of Rule 53(b)(1) having occurred) the effect upon the Entergy System of the capitalization and earnings of Entergy's Exempt Projects in accordance with Rule 54, and found that there was no basis to withhold or deny approval of the relief requested. In addition, the Commission provided a waiver to the security issuance condition that ENOI maintain common equity as a percent of capitalization at 30% or greater. On December 7, 2005, the Commission issued an additional order granting authority for Entergy to loan ENOI up to $200 million ("DIP Financing"). See HCAR No. 28072.